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Bioblast Announces Results of Trehalose Clinical Study

Pharmacokinetic Study in Healthy Volunteers Demonstrated Trehalose to be Safe
and Well Tolerated at Twice the Dose Levels Used in Prior Clinical Studies

Results Support Weight-Based Dosing Paradigm in Future Studies

Tel Aviv, Israel, - October 24, 2016 – Bioblast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced results of a double-blind, placebo-controlled pharmacokinetic (PK) study of intravenous (IV) trehalose 90mg/mL in healthy volunteers.

The primary objective of the study was to establish safety and tolerability of escalating doses of trehalose. The secondary objectives were to determine the Maximum Tolerated Dose (MTD) and pharmacokinetics of escalating doses of trehalose.

The key findings of the study that was conducted in 24 healthy volunteers include:

•	The MTD was determined to be 54 grams (g) administered IV over 60 minutes, which is twice the level of drug that has been given to patients in Bioblast’s oculopharyngeal muscular dystrophy (OPMD) and spinocerebellar ataxia (SCA3) Phase 2a studies.
•	54 g of trehalose administered over one hour was generally safe and well tolerated with no changes in any safety parameters.
•	The PK of trehalose was linear; i.e. doubling the dose, doubled the exposure.
•	The half-life of trehalose was approximately 1.5 hours and did not change when the dose was increased.
•	There was no effect on serum glucose levels during or following the infusion.
•	The rate of trehalose clearance from the blood was directly related to the patient’s weight; i.e., the greater the weight the faster the clearance of drug.

“Based on the findings from this study, trehalose appears to be generally safe and well tolerated at twice the dose levels used in the previous clinical studies,” said Warren Wasiewski, MD, Bioblast’s Chief Medical Officer. “Since total clearance of the drug increased with weight, we plan to utilize a weight-based dosing paradigm moving forward. This will enable us to achieve a consistent serum concentration of trehalose in all patients regardless of weight in the upcoming double-blind, placebo controlled Phase 2b study in patients with OPMD.”

More on the PK trial

This was a randomized double blind placebo controlled single ascending dose study that included 3 groups of subjects, 8 in each group. In each group, 6 subjects received trehalose and 2 received placebo. The first group received 27g of IV trehalose as a one hour infusion. The safety and pharmacokinetic assessment of the data showed that trehalose was well tolerated and no safety signals were identified. The next group was then dosed with 54 g. Safety and PK were acceptable permitting dosing of the next level of 81 g.

Peak serum concentration increased with increasing doses from 27g to 81g. The mean elimination half-life (t½) ranged from 1.41 hours to 1.59 hours and was consistent as the dose increased. In the 81g dose cohort, one subject out of six had an increase in liver enzymes that resolved without treatment; no higher doses of trehalose were administered, thereby establishing the MTD for trehalose as 54g.

There was a positive relationship between clearance of trehalose from the blood and body weight over a range of 50 kilograms (kg) to 100kg. This finding suggested that clearance is related to body size and thus, weight-based dosing, i.e. g/kg, would be more appropriate to achieve consistent exposure across a range of body weights in future studies.

Trehalose is a protein stabilizer that also activates autophagy and crosses the blood-brain-barrier

Trehalose is a low molecular weight disaccharide (.342 kilodaltons) that protects against pathological processes in cells. It has been shown to penetrate muscle cells and cross the blood brain barrier. In animal models of several diseases associated with abnormal cellular-protein aggregation, it has been shown to reduce pathological aggregation of misfolded proteins as well as to activate autophagy pathways through the activation of Transcription Factor EB (TFEB), a key factor in lysosomal and autophagy gene expression. Activation of TFEB is an emerging therapeutic target for a number of diseases with pathologic accumulation of storage material.

Trehalose 90mg/mL IV solution is being developed as a treatment for OPMD based on several studies in cell and animal models of OPMD where it demonstrated the ability to reduce aggregation of the pathological protein (PABPN1) in muscle cells, the hallmark of the disease, by stabilizing the protein, reducing the formation of protein aggregations, and promoting clearance of abnormal proteins through activation of autophagy, thereby preventing muscle cell death.

Other information on Trehalose in clinical studies

In a Phase 2a open label study of patients with OPMD, trehalose administered as a weekly infusion of 27g for 6 months showed an improvement in dysphagia as measured by the time to consume 80 mL of cold water. In the 12 month follow up of that study designed as a withdrawal study, those patients who were randomized to stay on drug continued to have reduced drinking time and those who were withdrawn from drug had an increase in the drinking time. These data suggest that the treatment effect is sustained in the those who continue to receive trehalose and was lost in those who were withdrawn from treatment.

Beyond OPMD, Bioblast is currently conducting analyses to determine the next orphan disease that will investigate the use of trehalose as a therapeutic agent. Bioblast intends to make such a decision in the first half of 2017.

About OPMD

OPMD is an inherited myopathy characterized by dysphagia (difficulty in swallowing), eyelid drooping (ptosis), and the loss of muscle strength, with progressive limb weakness. Symptoms generally appear in mid-life and get worse over time. As the dysphagia becomes more severe, patients may become malnourished, may lose significant weight, and may suffer from repeated incidents of aspiration pneumonia. The disease is caused by a genetic mutation responsible for the creation of a mutant protein (PABPN1) with an expanded polyalanine domain that aggregates within patient muscle cells. There is currently no approved pharmacologic treatment for OPMD.

About Bioblast Pharma Ltd.

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases, with a lead drug candidate -- trehalose 90mg/mL IV solution -- in Phase 2 development. Bioblast was founded in 2012 and is traded on the NASDAQ under the symbol “ORPN”. For more information, please visit our website, www.bioblastpharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss our plans clinical studies, analyses and possible orphan diseases to be investigated. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trial results. Because such statements deal with future events and are based on Bioblast Pharma Ltd.’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in Bioblast Pharma’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

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